SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

FAIRMONT HOTELS & RESORTS INC.
 (Name of Subject Company)

FAIRMONT HOTELS & RESORTS INC.
 (Name of Person(s) Filing Statement)

Common Shares, without nominal or par value (including the associated Rights to purchase
Common Shares)
(Title of Class of Securities)

305204109
(CUSIP Number of Class of Securities)

Terence P. Badour, Esq.
Executive Vice President, Law and Administration
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, Ste 1600
100 Wellington Street W.
Toronto, Ontario M5K 1B7
Canada
(416) 874-2600
 (Name, Address and Telephone Number of Person authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

G. Blair Cowper-Smith Esq	Morris J. Kramer, Esq.
Phillip C. Moore, Esq	David J. Friedman, Esq.
McCarthy Tétrault LLP	Skadden, Arps, Slate, Meagher & Flom LLP
Toronto, Dominion Bank Tower, Suite 4700	Four Times Square
Toronto, Ontario M5K 1E6 Canada	New York, New York 10036
(416) 362-1812	(212) 735-3000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        All of the information set forth in the Directors’ Circular, attached hereto as Exhibit (a)(1) (the “Directors’ Circular”), including all exhibits thereto, is hereby incorporated by reference into this Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9” or “Statement”) in answer to Items 1 through 8, and as more specifically set forth below.

Item 1.    Subject Company Information.

        Name and address.    The name of the subject company to which this Schedule 14D-9 relates is Fairmont Hotels & Resorts Inc., a corporation organized under the laws of Canada (“Fairmont” or the “Company”). Fairmont’s principal executive offices are located at Canadian Pacific Tower, Ste 1600, 100 Wellington Street W., Toronto, Ontario M5K 1B7 Canada. Fairmont’s telephone number is (416) 874-2600.

        Securities.     The title of the subject class of securities to which this Schedule 14D-9 relates is the Common Shares (the “Common Shares”), without nominal or par value, of Fairmont and the associated Rights to purchase Common Shares of Fairmont, issued pursuant to the Shareholder Rights Plan Agreement, dated as of July 30, 2001 and amended and restated as of April 27, 2004, between Fairmont and Computershare Trust Company of Canada, as rights agent (the “Rights Agreement”). As of December 20, 2005, there were 72,171,735 Common Shares outstanding.

Item 2.    Identity and Background of Filing Person.

        Name and Address.    Fairmont, the subject company, is the person filing this Schedule 14D-9. Its business address and telephone number are set forth above under the caption “Subject Company Information.”

        Tender Offer.    This Schedule 14D-9 relates to the tender offer by Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the “Offeror”) disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by Offeror with the Securities and Exchange Commission (the “Commission”) on December 9, 2005, to purchase up to 29,648,400 Common Shares at a purchase price of $40.00 per Common Share (the “Offer Price”). The tender offer is on the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated December 9, 2005 (the “Offer to Purchase”), and in the related letter of transmittal (which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

        The Schedule TO states that the address of the Offeror’s principal executive offices is 767 Fifth Avenue, 47th Floor, New York, New York 10153. The Offeror’s phone number at such location is (212) 702-4329. All information set forth in this Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 about the Offeror or affiliates of the Offeror, as well as actions or events respecting any of them, was obtained from reports or statements filed by the Offeror with the Commission, including, but not limited to, the Schedule TO and the Offer, and Fairmont has not verified the accuracy or completeness of such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Conflicts of Interest.    The information set forth in the Directors’ Circular under the headings “Arrangements, Agreements or Understandings between Fairmont and Its Directors and Senior Officers” and “Ownership of Shares by Directors and Officers of Fairmont,” “Relationship between the Offeror and Directors and Senior Officers of Fairmont,” “Interests of Directors and Officers in Material Contracts of the Offeror” and “Ownership of Securities of the Offeror” is incorporated herein by reference. In addition, the information set forth in sections entitled “Report on Executive Compensation,” “Executive Compensation” and “Board of Directors’ Attendance and Compensation — Compensation of Directs — Directors Deferred Share Unit Plan” of Fairmont’s management proxy circular dated March 1, 2005, which was sent to Fairmont’s Shareholders in connection with the 2005 Annual Meeting, is attached hereto as Exhibit (e)(1) and incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

        Solicitation or Recommendation.    The information set forth in the Directors’ Circular under the headings “Summary — Recommendation of the Board of Directors,” “Summary — Action by Shareholders,” and “Rejection Recommended” is incorporated herein by reference.

        Reasons.     The information set forth in the Directors’ Circular under the headings “Summary — Reasons for Rejection,” and “Reasons for Rejection” is incorporated herein by reference.

        Intent to Tender.    The information set forth in the Directors’ Circular under the headings “Summary — Rejection of Icahn Offer by Directors and Senior Officers” and “Rejection of the Offer by Directors and Senior Officers of Fairmont” is incorporated herein by reference.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Solicitations or recommendations.    The information set forth in the Directors’ Circular under the heading “Persons or Assets Employed, Compensated or Used” is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        Securities Transactions.    The information set forth in the Directors’ Circular under the headings “Trading in Securities of Fairmont” and “Issuances of Securities of Fairmont” is incorporated herein by reference.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Subject company negotiations.    The information set forth in the Directors’ Circular under the headings “Summary — Actions of the Board of Directors in Response to Icahn Offer,” “Background to the Offer,” “Alternatives to the Offer,” “Material Changes in the Affairs of Fairmont” and “Other Transactions” is incorporated herein by reference.

Item 8.    Additional Information.

        Other material information.    The information set forth in the Directors’ Circular under the headings “Compliance of Icahn Offer with Take-over Bid Rules,” “Principal Holders of Securities of Fairmont,” “Shareholder Rights Plan,” “Statutory Rights,” “Other Information” and “Other Matters” is incorporated herein by reference.

Item 9.    Exhibits.

(a)(1)	Directors’ Circular, dated December 21, 2005.

(a)(2)	Letter to Shareholders, dated December 21, 2005.

(a)(3)	Press Release, dated December 22, 2005.

(e)(1)	Excerpts from Fairmont’s management proxy circular dated March 1, 2005, relating to the 2005 Annual Meeting of Shareholders.

(e)(2)	Form of Change in Control Agreement between Fairmont and its executive officers.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRMONT HOTELS & RESORTS INC.

By: /s/ Terence P. Badour
Name: Terence P. Badour
Title: Executive Vice President, Law and Administration

Date: December 22, 2005

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Directors' Circular, dated December 21, 2005.

(a)(2)	Letter to Shareholders, dated December 21, 2005.

(a)(3)	Press Release, dated December 22, 2005.

(e)(1)	Excerpts from Fairmont's management proxy circular dated March 1, 2005, relating to the 2005 Annual Meeting of Shareholders

(e)(2)	Form of Change in Control Agreement between Fairmont and its executive officers.